CONTRACT FOR SERVICES

THIS CONTRACT made the 24th day of March 2004

BETWEEN:
MICHAEL W. P. HIBBITTS, P. Geo., of
1518 Tanglewood Lane
Coquitlam, BC V3E 2V2
(herein referred to as “Hibbitts”)

OF THE FIRST PART

AND:
DRC RESOURCES CORPORATION., a body corporate duly incorporated under the laws of the Province of British Columbia and having its principal place of business at Suite 601 - 595 Howe Street, Vancouver, BC

(herein referred to as “the Company”)
OF THE SECOND PART

WHEREAS Hibbitts has represented that he is experienced and proficient in managing the exploration, design and development of a British Columbia mining project to production;

AND WHEREAS the Company has agreed to engage Hibbitts’ services as an independent consultant to manage the exploration, design and development of the Afton Project, Kamloops, BC (“the Project”) and Hibbitts has agreed to provide the same upon the terms and conditions set forth in this contract for services (“Contract”);

AND WHEREAS the parties have agreed that, upon execution and only for so long as this Contract is in effect, Hibbitts will be appointed and serve as Vice President of Exploration of the Company, with the job description and duties as described in Schedule A hereto attached;

THEREFORE THIS CONTRACT WITNESSES that, in consideration of the premises and of the covenants and undertakings herein exchanged, the parties have agreed as follows:

Section 1 CONTRACT FOR SERVICES

1.1    Hibbitts shall provide the Company with full time attendance to project management and the provision of professional geological services with respect to the Project. “Full time” means all normal business hours each business day of each month during the currency of the Contract.

1.2    Hibbitts covenants that he shall in his professional and managerial capacities perform all such services as are reasonably required of him and from time to time assigned in writing by the President or, in the President’s absence, the board of directors of the Company, and that such services shall be provided to the Company on a preferred client basis, without additional or special compensation than as herein provided.

1.3    The means, methods, and details of performing the services to be rendered shall be under the discretion and control of Hibbitts; however, all such services shall be subject to inspection and acceptance by the Company. Hibbitts will perform the services in a manner consistent with that level of care and skill ordinarily exercised by other members of the professional engineering and geological sciences professions currently practising under similar conditions subject to the time limits and financial and physical constraints hereunder applicable to the services.

Section 2 TERM OF CONTRACT

2.1    This Contract shall commence on the 24th_ day of March 2004 and continue month to month thereafter, unless and until terminated in accordance with subsection 2.2 hereof.

2.2    Notwithstanding anything herein contained, the Company may terminate this Contract at any time upon thirty (30) days notice to Hibbitts, such notice to be accompanied by full payment for all services provided by Hibbitts delivered and to be delivered to the effective date of such notice.

2.3    Upon termination of this Contract, Hibbitts will be deemed to have resigned his position as Vice-President of Exploration of the Company.

Section 3 PAYMENT FOR SERVICES & RELATED COMPENSATION

3.1    Retainer For all services required to be performed hereunder the Company shall pay Hibbitts an all inclusive monthly retainer of $11,000.00 plus GST, such retainer to be direct deposited to Hibbitts’ bank account upon receipt of monthly invoice.

3.2    Bonus Upon Hibbitts performing the services and completing the Feasibility Study according to the agreed timeline, the Company will pay Hibbitts a bonus of $18,000.00. For purposes of this provision, “Feasibility Study” means a report that concludes the Project is economically feasible and which allows the Company to secure project (that is, non-recourse) debt or equity financing from a major banking or other lending institution or smelter.

3.3    Stock Option As compensation for entering into this Contract for Services, the Company will grant Hibbitts an option to purchase up to 100,000 common shares of the Company, subject only to Toronto Stock Exchange rules and approval, if required, such option to be exercisable as follows:

3.3.1	as to 50,000 common shares upon completion of Feasibility Study within established timeline., and

3.3.2	as to 50,000 common shares upon completion of the Feasibility Study within the agreed budget and timeline.

3.4    Out of Pocket Expenses The Company will reimburse Hibbitts all reasonable out-of-pocket expenses incurred by him in the course of and directly related to providing the services in connection with the Afton Project. The Company will supply a major credit card for Hibbitts’ use in connection with providing the Afton Project services. All claims for reimbursement of expenses and payment of credit charges shall be supported by receipts and vouchers.

3.5    Transportation The Company will provide Hibbitts with a truck for use on and in connection with the Afton Project.

3.6    Insurance The Company will maintain a policy of Executive and Organization Liability Insurance, Commercial General Liability Insurance, Workers Compensation Board coverage, and Automobile (truck) Insurance.

3.7    Miscellaneous Hibbitts shall be entitled to free use and provision of executive benefits which the Company offers as incidental to the holding of a senior management office, including but not limited to paying for business cards and use of the Company’s residential facilities in Kamloops.

Section 4 INDEPENDENT CONTRACTOR

4.1    Hibbitts shall perform the services hereunder as an independent contractor and nothing herein shall be construed as creating the relationship of employer-employee between the Company and Hibbitts, nor shall this Contract be construed as creating in Hibbitts any right of or to present or future employment by the Company, nor, as herein expressly provided, to any of the entitlements or benefits of employment or a contract of service.

4.2    The Company shall have no responsibility for any personal injury, loss or damage caused to or incurred by any employee, servant or agent of Hibbitts, who shall himself arrange and pay the cost of providing Workers Compensation Board coverage to all such employees of his in the course of performing his services for the Company hereunder, unless the Company agrees in writing to the terms of engagement and to pay the cost prior to the hiring of any such person.

Section 5 REPORTING

5.1    Hibbitts shall report to the person who is from time to time President of the Company, or to such other person as the President may from time to time designate to Hibbitts by notice in writing as herein provided.

Section 6 ASSIGNABILITY

6.1    This Contract is for personal services only and is not assignable by Hibbitts provided, however, that Hibbitts may with the written consent of the Company assign to and elect to have the obligations of Hibbitts performed by a corporation over which he has control and which covenants that it will provide Hibbitts’ services hereunder without substitution.

Section 7 COMPLIANCE WITH LAW

7.1    Hibbitts acknowledges that the effective discharge of his duties hereunder require a diligent effort on his part to comply, and for him to cause those under his direction to comply, with all governmental permits, orders, laws, regulations and statutes applying to the Project and to the conduct of the exploration and development programs thereon.

Section 8 PROPERTY OF THE COMPANY

8.1    Hibbitts acknowledges that, in providing the services, he will obtain special knowledge and information concerning the properties and business affairs of the Company, that the same constitute an integral part of the Company’s asset base, the value of which cannot now be readily ascertained, and covenants that the same shall be kept in the strictest of confidence.

8.2    All professional work product of Hibbitts, including without limitation, all documents and data, reports, drawings, logs, field data, laboratory data and calculations prepared or contributed to by Hibbitts in the course of performing the services shall be and remain the exclusive property of the Company.

Section 9 NOTICES

9.1    Any notice, consent or request required or permitted to be given hereunder shall be in writing and may be given by depositing the same in the mail in Canada addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, or by delivering such notice in person to such party.

9.2    The failure of a party to retain or produce a return receipt for any notice given hereunder as above provided shall not affect the validity of the notice. Notices so given shall be deemed effective five days after mailing or upon delivery to the party to be notified.

9.3    All notices to be sent to a party hereunder shall be addressed to the party at the address of the party set forth on the first page hereof, provided that a party may from time to time change such address for service by giving notice thereof to the other party in the manner herein above set forth.

Section 10 GOVERNING LAW

10.1    This Contract shall be governed by, construed under and enforceable in accordance with laws of the Province of British Columbia and of Canada therein applicable and each of the parties irrevocably attorns to the jurisdiction of the courts of that Province.

Section 11 Technical References

11.1
In the event the Company disagrees with a Hibbitts’ recommendation or proposed course of action with respect to the Project, the Company shall have the final say, but Hibbitts may request that the Company refer the question to an independent professional of the Company’s choice.

Section 12 COMPLETE AGREEMENT

12.1    This Contract constitutes the whole of the agreement between the parties, supersedes all prior agreements, oral and otherwise, and there shall be no implied terms hereof. Any amendment hereof shall be effective only if in writing signed by both parties.

12.2    The representations contained herein are conditions on which the parties have relied in entering into the Contract and are to be construed as both conditions and warranties.

Section 13 NO THIRD PERSON BENEFICIARIES

13.1    This Contract is made solely for the benefit of the parties hereto and their respective heirs and permitted assigns, and no other person shall have any rights, interest or claim hereunder. The right of any heir of Hibbitts shall be restricted to the amount of any monthly retainer unpaid at the date and only in respect of the month in which Hibbitts is deceased.

Section 14 HEADINGS

14.1    The headings contained in the Contract are for convenience of reference only and shall not affect the meaning, interpretation or scope of the provisions to which they relate.

Section 15 ENUREMENT

15.1    This Contract shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed this agreement the day and year first above written.

SIGNED, SEALED AND DELIVERED	)
in the presence of:	)
)
	)	_________________________________
_________________________________________	)	MICHAEL W.P. HIBBITTS
Signature of Witness	)
____________________________________	)
Address of Witness	)
____________________________________	)
Occupation

DRC RESOURCES CORPORATION

By__________________________________
Authorized Signatory

By _________________________________
Authorized Signatory

SCHEDULE A

DRC RESOURCES CORPORATION
March 2004

Re:	Position of Vice-President - Exploration, Afton Copper-Gold Project, Kamloops, BC

With respect to the position with DRC Resources as Vice President - Exploration, the following is the job description and duties:

Job Description and Duties:

I	Scope of Work

1:	Design, implementation and supervision of Underground Exploration Program to advance Afton Project through feasibility stage.

2:	Negotiate Agreements with contractors - mining, drilling dewatering, road building, etc.

3:
Manage the entire Afton program including but not limited to engineering, geology, drilling, tunneling, metallurgy, permitting, mill and tailings pond upgrade and the contractors/employees conducting the work. Maintain the Company’s tenure of mineral holdings.

4:	Assist in the preparation of the detailed feasibility report. Recommend to DRC management any subsequent course of action required to take the project to production.

5:	Act as Afton Qualified Person for technical and financial audits from outside parties.

6:	Consider alternative to the purchase of Teck Mill (plant) and tailings disposal system and initiate permitting procedures for both possibilities.

II	Project Budget

1:	Develop detailed preliminary budget and time-line in consultation with DRC Management and in that regard:

(a)	Review and obtain approval of any proposed changes in project plans and anticipated increase or decrease in the proposed budget before implementation

(b)	Maintain up-to-date cost control and analysis for the entire project and submit to Management on a timely basis.

(c)	On a weekly basis, deliver to accounting office in Vancouver all invoices related to the Afton Project to ensure up-to-date books and records for the project expenses are maintained.

SCHEDULE A, page 2

III	Time Line for Project

1:	By April 30, 2004, in consultation with President,

(a)	prepare project development tasks list to production stage, and

(b)	Detail prioritized timeline for completion of project development tasks to completion of feasibility study and best estimate of timeline thereafter to production

2:	Determine staffing requirement and hiring schedule for project development.

IV	Business Conduct

1:
Ensure that DRC Resources’ Standard of Business Conduct, (a copy of which has been given to you), is maintained by all employees, contractors, etc. Keep management informed of any problems that arise and solutions that have been put into effect to alleviate problems.

V	Reporting

1:	Report to President of Company on a timely basis

2:	Report to Regulatory Bodies where applicable: (MEM, WLA, etc.)

3.
Within 7 working days after each month end, deliver monthly Progress Reports based on weekly updates and consultation with the President of DRC, such Reports to include percentage achievement of planned work and reasonably detailed budget vs actual performance.

ADDENDUM TO CONTRACT FOR SERVICES

THIS CONTRACT made the 18th day of October, 2004

BETWEEN:
MICHAEL W. P. HIBBITTS, P. Geo., of
1518 Tanglewood Lane
Coquitlam, BC V3E 2V2
(herein referred to as “Hibbitts”)

OF THE FIRST PART

AND:
DRC RESOURCES CORPORATION., a body corporate duly incorporated under the laws of the Province of British Columbia and having its principal place of business at Suite 601 - 595 Howe Street, Vancouver, BC

(herein referred to as “the Company”)
OF THE SECOND PART

WHEREAS Hibbitts has been engaged as Vice President, Exploration & Development of the Company pursuant to Contract for Services dated March 24, 2004 (“the Contract for Services”);

AND WHEREAS the Company has changed its reporting structure pursuant to the Addendum to Executive Services Agreement dated October 18, 2004 between the Company and John H. Kruzick;

THIS AGREEMENT WITNESSES that, in consideration of the premises, the parties have agreed as follows:

1.
The references to “President of the Company” in Section 5 of the Contract for Services and Section V of Schedule A to the Contract for Services are amended to refer to “Chairman of the Board of the Company” with such other changes within the Contract for Services deemed to have been made as the context requires.

2.	In every other respect the Contract for Services is confirmed to be unchanged and to continue in full force and effect.

IN WITNESS WHEREOF the parties have executed this Agreement the 18th day of October, 2004.

SIGNED, SEALED AND DELIVERED BY MICHAEL W. HIBBITS	)
in the presence of:	)
)
	)	_________________________________
_________________________________________	)	MICHAEL W.P. HIBBITTS
Signature of Witness	)
____________________________________	)
Address of Witness	)
____________________________________	)
Occupation

DRC RESOURCES CORPORATION

By__________________________________
Authorized Signatory

By _________________________________
Authorized Signatory

ADDENDUM TO CONTRACT FOR SERVICES

THIS CONTRACT made the 1st day of January, 2005

BETWEEN:
MICHAEL W. P. HIBBITTS, P. Geo., of
1518 Tanglewood Lane
Coquitlam, BC V3E 2V2
(herein referred to as “Hibbitts”)

OF THE FIRST PART

AND:
DRC RESOURCES CORPORATION., a body corporate duly incorporated under the laws of the Province of British Columbia and having its principal place of business at Suite 601 - 595 Howe Street, Vancouver, BC

(herein referred to as “the Company”)
OF THE SECOND PART

WHEREAS Hibbitts was engaged as Vice President, Exploration & Development of the Company pursuant to Contract for Services dated March 24, 2004 (“the Contract for Services”);

AND WHEREAS the Company has determined to engage Hibbitts as an employee pursuant to a resolution dated January 20, 2005 approved by the board of director’s and retroactive to January 1, 2005.

THIS AGREEMENT WITNESSES that, in consideration of the premises, the parties have agreed as follows:

1.	The whole of Section 3.1 Retainer, is deleted and replaced with the following:

“3.1 Salary For all services required to be performed hereunder the Company shall pay Hibbitts an all inclusive monthly salary of $12,500, such salary, to be subject to all required statutory withholdings, shall be directly deposited to Hibbitts’ bank account on the last day of each month. “

2.	The whole of Section 3.2 Bonus, is deleted.

3.	Section 3.3 Stock Option is amended as to subsection

3.3.1 which is deleted and replaced with the following:

“as to 50,000 common shares exercisable between January 1, 2005 and on or before April 13, 2006.”

3.3.2 which is deleted and replaced with the following

“ as to 50,000 common share exercisable between January 1, 2006 and on or before April 13, 2006

4.	Section 4 INDEPENDENT CONTRACTOR, is deleted in its entirety

IN WITNESS WHEREOF the parties have executed this Agreement the 3rd day of February, 2005.

SIGNED, SEALED AND DELIVERED BY MICHAEL W. HIBBITS	)
in the presence of:	)
)
	)	_________________________________
_________________________________________	)	MICHAEL W.P. HIBBITTS
Signature of Witness	)
____________________________________	)
Address of Witness	)
____________________________________	)
Occupation

DRC RESOURCES CORPORATION

By__________________________________
Authorized Signatory

By _________________________________
Authorized Signatory